VIA EDGAR

January 29, 2026

Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) Post-Effective Amendment to the Registration Statement on Form N-1A
(File Nos. 333-89822, 811-21114)

Dear Mr. Rosenberg,

On October 15, 2025, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 391 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 400 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (the “Amendment”). The Amendment was filed to add a new series, ProShares GENIUS Money Market ETF (the “Fund”).

We received comments from you relating to the Amendment on November 21, 2025 and additional comments on January 16, 2026. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the registration statement pursuant to Rule 485 under the 1933 Act (the “485(b) Filing”). The 485(b) Filing is being made for the purpose of incorporating modifications to the Fund’s Prospectus and Statement of Additional Information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

1.Comment: Please supplementally explain how the Fund intends to manage its liquidity considering its limited investment options and the potential for large-scale redemptions.

Response: As required by the Fund’s Liquidity Risk Management Program (the “Program”), the Program administrator (the “Program Administrator”) will evaluate the liquidity of the Funds’ investments under both normal and reasonably foreseeably stressed conditions. In doing so, the Program Administrator will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Fund’s holdings, (iii) the Fund’s concentration in certain investments, (iv) the size of the Fund’s holdings and anticipated creations and redemptions, (v) the capacity of counterparties to engage in such transactions, (vi) the relationship between the Fund’s portfolio liquidity and the spread at which it is anticipated to trade, and (vii) the effect of the cash redemption basket on the overall liquidity of the Fund’s portfolio.

ProShare Advisors LLC (the “Advisor”) notes that the Fund’s investments are expected to be highly liquid. Consequently, notwithstanding the potential for large-scale redemptions, the Advisor does not anticipate that the liquidity of the Fund’s investments will have any material negative impact on the ability of the Fund to achieve its investment objective or meet redemptions requests.

2.Comment: Please supplementally explain the benefits of an exchanged-traded fund (“ETF”) structure versus a mutual fund structure for the Fund’s investment strategy. Discuss whether the ETF structure is expected to raise challenges or concerns with respect to whether the Fund or any stablecoin issuers can comply with the Guiding and Establishing National Innovation for U.S. Stablecoins (GENIUS) Act.

Response: Compared to government money market mutual funds, in general, the Advisor believes money market ETFs offer several benefits. Specifically, money market ETFs offer the ability to transact intraday, daily holdings transparency, and the potential for transaction cost savings when shares are created or redeemed in-kind.

The Fund is not subject to the requirements of the GENIUS Act. However, the Fund intends to comply with the payment stablecoin reserve requirements of the GENIUS Act in order to be an eligible reserve asset for permitted payment stablecoin issuers. The Advisor does not believe the ETF structure, in particular, raises additional challenges or concerns for payment stablecoin issuers in complying with the reserve requirements of the GENIUS Act.

3.Comment: Please confirm that the Fund will comply with the website disclosure requirements of both Rules 6c-11 and 2a-7 under the 1940 Act.

Response: The Trust so confirms.

4.Comment: Please provide an analysis of whether the Trust expects an investment in the Fund to qualify as a "cash equivalent" under U.S. Generally Accepted Accounting Principles (“GAAP”). Explain how the Fund intends to meet this definition in distressed markets, when faced with large-scale redemptions, and during material liquidity events in the U.S. Treasury Market.

Response: Because the Fund expects to qualify as a “government money market fund” pursuant to Rule 2a-7 under the 1940 Act and as a permitted investment under the GENIUS Act, the Trust expects an investment in the Fund, under normal circumstances, to qualify as a “cash equivalent” for purposes of U.S. GAAP, consistent with the Staff’s position.1 Under U.S. GAAP, cash equivalents are defined as “short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates” and a money market fund is included as an example of a cash equivalent.2 Furthermore, the Trust does not believe that the Fund’s structure as an ETF would impact this analysis. Similar to other types of money market funds, a stressed market or a material liquidity event may change this analysis if the Fund experiences credit or liquidity issues, in which case an investment in the Fund may no longer qualify as a “cash equivalent.”

5.Comment: Please supplementally explain how the Fund intends to access the U.S. Treasury repurchase agreement market in light of the Commission’s adoption of rules requiring central clearing in the U.S. Treasury market3.

1See SEC, Money Market Fund Reform; Amendments to Form PF, Rel. No. IC-31166 at section III.A.7.

2See FASB Accounting Standards Codification (“FASB ASC”) paragraph 305-10-20.

3See Standards for Covered Clearing Agencies for U.S. Treasury Securities and Application of the Broker-Dealer Customer Protection Rule with Respect to U.S. Treasury Securities, Securities Exchange Act Release No. 34-99149 (December 13, 2023).

Response: The Trust has determined to remove investing in repurchase agreements from the Fund’s investment strategy; therefore, the Fund does not anticipate accessing the U.S. Treasury repurchase agreement market.

6.Comment: Please disclose that redemptions of Creation Units in cash will incur costs, including transaction or brokerage costs, that the Fund would not experience if Creation Units were redeemed in-kind.

Response: The Trust has added the requested disclosure to the Fund’s list of Principal Risks:

Cash Purchases and Redemption Risk — The Fund expects to effect a substantial portion of its creations and redemptions in cash rather than in-kind. Cash purchases and redemptions may increase transaction costs. Additionally, cash purchases and redemptions may cause the Fund to recognize a gain or loss.

7.Comment: Please add the following statement, in bold, to page 4 of the Prospectus: “Because the share price may vary, your investment may be worth more or less than your purchase price.”

Response: The Trust has added the requested disclosure.

8.Comment: Please disclose the potential variation in share price as a principal risk on page 5 of the Prospectus.

Response: The Trust has revised the disclosure as requested by adding the following to the Fund’s “Principal Risks” under heading “Money Market Fund Risk:”

Unlike a traditional money market fund, the Fund operates as an ETF. As an ETF, the Fund’s shares will be traded on NYSE Arca and will generally fluctuate in accordance with changes in NAV per share as well as the relative supply of, and demand for, shares on NYSE Arca.

9.Comment: Please bold the following statement that appears on page 6 of the Prospectus: “Shares of the Fund are listed for trading on a national securities exchange and because shares trade at market prices rather than net asset value (“NAV”), shares of the Fund may trade at a price greater than NAV (premium) or less than NAV (discount).”

Response: The Trust has made the requested change.

10.Comment: Please supplementally describe the stablecoin investors that the Trust expects to invest in the Fund.

Response: The Fund intends to comply with the payment stablecoin reserve requirements of the GENIUS Act in order to be an eligible reserve asset for permitted payment stablecoin issuers. A permitted payment stablecoin issuer is an entity formed in the United States that is: (i) a subsidiary of an insured depository institution that has been approved to issue payment stablecoins, (ii) a federal qualified payment stablecoin issuer, or (iii) a state qualified payment stablecoin issuer.

11.Comment: Please supplementally explain whether the Fund engages in due diligence with respect to stablecoin issuers that may invest in the Fund.

Response: The Fund does not intend to conduct due diligence on potential investors purchasing Fund shares in the secondary market, including stablecoin issuers.

12.Comment: Please supplementally explain why stablecoin issuers which do not offer yield to stablecoin holders would want to invest in an ETF that offers yield.

Response: The Advisor believes stablecoin issuers may invest stablecoin reserves in yield- bearing, eligible reserve assets, including ETFs, in order to generate revenue from interest income.

13.Comment: Please clarify whether the Fund will be available to retail investors.

Response: The Trust confirms that the Fund will be available to investors in the secondary market and that its investors may include retail investors.

14.Comment: Please supplementally confirm the decimal place to which the Fund will calculate its NAV.

Response: The Fund intends to calculate its NAV to four decimal places.

15.Comment: Please correct the typographical error in the Fund's concentration policy described on page 9 of the Statement of Additional Information.

Response: The Trust has corrected and restated the Fund’s concentration policy.

16.Comment: Please consider including more prominent disclosure regarding settling its share transaction on a T+0 basis which is typically used for money market funds.

Response: The Trust has added the requested disclosure to the Statement of Additional Information as indicated below.

Redemption of Creation Units

…

A redemption order that is tendered before 10:00 a.m. Eastern time generally will settle on a “T+0 basis” (i.e., on trade date). The Fund reserves the right to settle deliveries of redemption proceeds on a different basis, if necessary or appropriate under the circumstances and compliant with applicable law.

Suspension or Postponement of Right of Creation or Redemption

Under normal circumstances, the Fund may, in its discretion, suspend the right of creation or redemption or may postpone the redemption or purchase settlement date beyond one business day only as follows: (1) for any period during which there is a non-routine closure of the Fedwire or applicable Federal Reserve Banks; (2) for any period during which the Exchange is closed (other than customary weekend and holiday closings); (3~~2~~) for any period during which trading on the Exchange is suspended or restricted; (4~~3~~) for any period during which an emergency exists as a result of which disposal of the shares of the Fund’s portfolio securities or determination of its NAV is not reasonably practicable; ~~or~~ (5~~4~~) in such other circumstance as is permitted by the SEC; (6) for any period during which the Fund, as part of a necessary liquidation of the Fund, has properly postponed and/or suspended redemption of shares and payment in accordance with federal securities laws; or (7) on the Fund’s ex-dividend dates. Any such suspension or postponement described above will be consistent with the Fund’s obligations under Section 22(e) of the 1940 Act.

17.Comment: Please explain supplementally whether the Fund intends to apply for access to the Federal Reserve’s Overnight Reverse Repurchase Agreement Facility.

Response: As noted above The Fund does not currently expect the Fund to apply for access to the Federal Reserve’s Overnight Reverse Repurchase Agreement Facility.

18.Comment: Does the Fund expect its shares to be eligible for payment of collateral at clearinghouses, such as the Chicago Mercantile Exchange (“CME”), which accept shares from certain money market funds under the Interest Earning Facility 2 (“IEF 2”) Money Funds Program?

Response: The Trust confirms that the Fund expects its shares to be eligible for payment of collateral at clearinghouses, including the CME under the Short-Term UST ETFs Program.

19.Comment: Please confirm the Fund will comply with the web publishing requirements of both Rule 2a-7 and Rule 6c-11.

Response: The Trust so confirms.

20.Comment: Please explain supplementally whether the Fund expects the arbitrage mechanism to perform in light of the Fund's investments. In particular, the Staff notes that the Fund utilizes overnight repurchase agreements.

Response: The Advisor is currently in discussions with potential authorized participants (“APs”) and market makers in connection with the Fund’s launch. The Trust expects that the Fund will have sufficient support from APs and market makers to facilitate effective arbitrage and secondary market trading.

Based on these discussions, the Trust understands that APs and market makers anticipate using a combination of US Treasury-based instruments to hedge and arbitrage the Fund’s exposure. The Trust understands that the APs and market makers expected to be most active in supporting the Fund have the operational capabilities to access and transact in the instruments necessary to support arbitrage.

As noted above in response to Comment 5, the Trust has removed repurchase agreements from the Fund’s investment strategy. The Advisor does not believe the Fund’s investments raise unique considerations that will impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund’s operations.

21.Comment: Please explain supplementally how the Fund expects to perform during distressed market conditions and whether the Fund expects to have access to the government facilities that support these markets during distressed conditions.

Response: The Fund does not expect to have direct access to Federal Reserve emergency or liquidity facilities, as such facilities are generally available to eligible financial institutions (e.g., primary dealers, banks, and money market funds meeting specific regulatory criteria), rather than to ETFs.

The Fund expects to remain resilient during distressed market conditions due to the nature of its portfolio and its structure. The Fund will invest exclusively in U.S. Treasury bills with maturities of less than 93 days, which are backed by the full faith and credit of the U.S. government. Historically, U.S. Treasury bills have demonstrated strong liquidity and price transparency even during periods of significant market stress. As such, the Advisor expects that the Fund’s net asset value and liquidity profile would remain stable under distressed market conditions.

In addition, the Advisor expects the creation and redemption mechanism will support primary-market liquidity and reduce -the need for forced asset sales during market stress. The Trust notes that the Fund may redeem in kind to further support liquidity during periods of volatility.

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We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel